CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

For the nine months ended May 31, 2016 and 2015

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company.

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators,

the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements, or the related Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

	Note	May 31, 2016	August 31, 2015

ASSETS
Current
Cash	5	$ 1,756,217	$ 2,901,091
Amounts receivable	6	15,056	38,337
Marketable securities	7	29,000	122,000
Advances and prepaid expenses	8	35,718	88,053
		1,835,991	3,149,481

Equipment	9	89,907	115,327
Exploration and evaluation assets	10	321,562	364,733

		$ 2,247,460	$ 3,629,541

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	11	$ 53,372	$ 300,739

Shareholders’ Equity
Share capital	12	29,676,003	29,676,003
Stock-based reserve		6,873,431	6,781,206
Warrant reserves		4,074,064	4,074,064
Accumulated other comprehensive loss		(60,852)	(105,605)
Deficit		(38,368,558)	(37,096,866)
		2,194,088	3,328,802

		$ 2,247,460	$ 3,629,541

Nature and continuance of operations 1

Subsequent event 16

These condensed consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on July 22, 2016.

They are signed on the Company’s behalf by:

“Kenneth Cunningham” “Kevin Nishi”

Kenneth Cunningham, Director Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended May 31,		Nine months ended May 31,
	Note	2016	2015	2016	2015

Expenses
Consulting fees	13	$ 52,684	$ 30,947	$ 115,029	$ 92,842
Depreciation		4,423	11,991	14,035	37,487
Directors’ fees		9,959	10,284	30,302	27,347
Exploration and evaluation expenditures	10	175,175	315,860	626,966	1,052,290
Exploration and evaluation expenditure recoveries	10	(23,524)	(146,882)	(258,468)	(413,849)
Foreign exchange		100,383	32,429	27,682	36,367
Insurance		7,067	7,271	21,916	22,198
Investor relations		9,589	21,237	37,113	57,585
Management fees earned		-	(18)	-	(843)
Office, rent, telephone, sundry		9,084	38,536	51,712	121,408
Professional fees		8,025	856	14,381	11,016
Stock-based compensation	12	18,553	-	92,225	132,307
Travel and promotion		10,284	16,517	47,945	59,246
Transfer agent, filing and regulatory		12,005	4,266	30,891	36,352
Wages and benefits		61,748	117,936	271,481	325,289
		(455,455)	(461,230)	(1,123,210)	(1,597,042)

Interest income		362	1,914	1,638	25,980
Gain/(loss) on sale of equipment		186	(236)	(13,276)	16,258
Loss on sale of marketable securities		(5,554)	(18,623)	(5,554)	(18,623)
Write-off of exploration and evaluation assets	10	-	-	(131,290)	(15,555)
		(5,006)	(16,945)	(148,482)	8,060
Loss for the period		(460,461)	(478,175)	(1,271,692)	(1,588,982)

Items that are or may be reclassified to profit or loss
Marketable securities, net change to fair value		19,754	(1,000)	54,792	2,850
Marketable securities, reclassified to profit or loss		-	24,063	-	24,063
Foreign currency translation differences for foreign operations		10,073	5,191	(10,039)	(75,368)
Comprehensive loss for the period		$ (430,634)	$ (449,921)	$ (1,226,939)	$ (1,637,437)
Basic and diluted loss per share		$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding		74,240,252	74,140,252	74,240,252	74,140,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Nine months ended May 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) and comprehensive income (loss) for the period	$ (1,271,692)	$ (1,588,982)

Items not involving cash:
Depreciation	14,035	37,487
Unrealized foreign exchange gain	(23,912)	(239,167)
Write-off of exploration and evaluation assets	131,290	15,555
Stock-based compensation	92,225	132,307
Loss (gain) on disposal of equipment	13,276	(16,258)
Loss on sale of marketable securities	5,554	18,623

Changes in non-cash working capital balances:
Amounts receivable	23,281	128,991
Advances and prepaid expenses	52,335	17,654
Accounts payable and accrued liabilities	(247,367)	(84,847)
	(1,210,975)	(1,578,637)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation asset acquisitions	(261,940)	(160,403)
Exploration and evaluation asset recoveries	172,154	91,351
Proceeds from sale of equipment	-	35,047
Proceeds from sale of marketable securities	142,238	31,690
Equipment purchases	(1,681)	(28,856)
	50,771	(31,171)
Effect of foreign exchange on cash	15,330	113,259
Change in cash during the period	(1,144,874)	(1,496,549)
Cash, beginning of period	2,901,091	4,181,474
Cash, end of period	$ 1,756,217	$ 2,684,925

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2014	74,140,252	$ 29,667,503	$ 6,648,899	$ 4,074,064	$ (37,703)	$ (56,105)	$ (35,229,690)	$ 5,066,968
Stock-based compensation	-	-	132,307	-	-	-	-	132,307
Marketable securities reclassified to profit or loss	-	-	-	-	-	24,063	-	24,063
Loss and comprehensive loss	-	-	-	-	(75,368)	2,850	(1,588,982)	(1,661,500)
Balance, May 31, 2015	74,140,252	$ 29,667,503	$ 6,781,206	$ 4,074,064	$ (113,071)	$ (29,192)	$ (36,818,672)	$ 3,561,838

			Reserves		Other compprehensive income (loss)
	Number of Common Shares	Share Capital	Stock-based Reserve	Warrant Reserve	Foreign exchage reserve	Unrealized gains / losses on marketable securities	Deficit	Total Shareholders’ Equity
Balance, August 31, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064	$ (61,413)	$ (44,192)	$ (37,096,866)	$ 3,328,802
Stock-based compensation	-	-	92,225	-	-	-	-	92,225
Loss and comprehensive loss	-	-	-	-	(10,039)	54,792	(1,271,692)	(1,226,939)
Balance, May 31, 2016	74,240,252	$ 29,676,003	$ 6,873,431	$ 4,074,064	$ (71,452)	$ 10,600	$ (38,368,558)	$ 2,194,088

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is 15381 – 36th Avenue, South Surrey, BC V3Z 0J5. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the nine months ended May 31, 2016, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities, which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at May 31, 2016, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2015. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2015.

New standards, interpretations and amendments yet to be effective:

A number of new standards, amendments to standards and interpretations are not yet effective as of May 31, 2016, and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

          i.    New standard, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments yet to be effective (continued):

         ii.    Narrow scope amendments upcoming, all effective for annual periods beginning on or after January 1, 2016:

IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures

This amended is to provide specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

IAS 16 & IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

This amended is to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriated, and (ii) provide a rebuttable presumption for intangible assets.

IFRS 10 & IAS 28 Sale or Contribution of Assets between and Investor and Its Associate or Joint Venture (the effective date of this amendment has been postponed indefinitely)

This amended is to provide guidance on the sale or contribution of assets between an investor and its associate or joint venture.

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2015. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2016	August 31, 2015
Cash	FVTPL	$ 1,756,217	$ 2,901,091
Amounts receivable	Loans and receivables	15,056	38,337
Marketable securities	Available-for-sale	29,000	122,000
Advances	Loans and receivables	17,743	28,267
Accounts payable and accrued liabilities	Other liabilities	53,372	300,739

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Categories of Financial Assets and Financial Liabilities (continued):

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2016
	Level 1	Level 2	Level 3
Cash	$ 1,756,217	$ -	$ -	$ 1,756,217
Available-for-sale securities	29,000	-	-	29,000
Total	$ 1,785,217	$ -	$ -	$ 1,785,217

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2015.

5.	CASH

	As at May 31, 2016	As at August 31, 2015
Canadian dollar denominated deposits	$ 252,694	$ 57,412
US dollar denominated deposits	1,458,444	2,696,963
Colombian Peso denominated deposits	45,079	146,716

Total	$ 1,756,217	$ 2,901,091

6.	AMOUNTS RECEIVABLE

	As at May 31, 2016	As at August 31, 2015
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 3,827	$ 1,962
Amounts due from funding partners	9,000	31,686
Other amounts receivable	2,229	4,689

Total	$ 15,056	$ 38,337

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Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At May 31, 2016, the Company had the following marketable securities recognized at fair value:

			August 31, 2015	May 31, 2016		Fair Value at May 31, 2016
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the nine month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Red Eagle Mining Corporation (“Red Eagle”)	-	$ -	$ (33,792)	$ -	$ -	$ -
Prism Resources Inc. (“Prism”)	200,000	18,400	(10,400)	21,000	10,600	29,000
		$ 18,400	$ (44,192)	$ 21,000	$ 10,600	$ 29,000

8.	ADVANCES AND PREPAID EXPENSES

	As at May 31, 2016	As at August 31, 2015
Advances held by employees in the USA	$ 5,244	$ 5,263
Advances held by employees and suppliers in Colombia	12,499	23,004
	17,743	28,267
Prepaid expenses in Canada	17,598	48,090
Prepaid expenses in the USA	-	11,314
Prepaid expenses in Colombia	377	382
Total	$ 35,718	$ 88,053

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia
	Computer Equipment	Computer Equipment	Furniture & Fixtures	Field Equipment	Computer Equipment	Field Equipment	TOTAL
Cost:
Balance at August 31, 2015	$ 1,391	$ 76,866	$ 10,488	$ 90,372	$ 87,224	$ 103,974	$ 370,335
Assets acquired	-	-	-	-	1,681	-	1,681
Assets disposed of	-	-	-	(35,391)	-	-	(35,391)
Foreign exchange adjustments	-	(274)	(38)	(197)	-	-	(509)
Balance at May 31, 2016	$ 1,391	$ 76,612	$ 10,450	$ 54,784	$ 88,905	$ 103,974	$ 336,116

Accumulated depreciation:
Balance at August 31, 2015	$ 209	$ 74,019	$ 7,720	$ 59,269	$ 67,388	$ 46,403	$ 255,008
Depreciation	265	655	563	3,007	4,534	5,011	14,035
Assets disposed of	-	-	-	(22,391)	-	-	(22,391)
Foreign exchange adjustments	-	(276)	(39)	(128)	-	-	(443)
Balance at May 31, 2016	$ 474	$ 74,398	$ 8,224	$ 39,757	$ 71,922	$ 51,414	$ 246,209

Carrying amounts:
August 31, 2015	$ 1,182	$ 2,867	$ 2,768	$ 31,103	$ 19,836	$ 57,571	$ 115,327
May 31, 2016	$ 917	$ 2,214	$ 2,206	$ 15,027	$ 16,983	$ 52,560	$ 89,907

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Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at May 31, 2016, are as follows:

	August 31, 2015	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	May 31, 2016

Alaska:
Willow Creek	$ 197,355	$ -	$ -	$ -	$ (705)	$ 196,650
Renshaw Royalty	-	66,757	-	-	(962)	65,795
	197,355	66,757	-	-	(1,667)	262,445

Colombia:
Antares	-	76,762	(53,733)	-	-	23,029
Cerro Oro	-	118,421	(118,421)	-	-	-
Oribella	36,088	-	-	-	-	36,088

Pavo Real	131,290	-	-	(131,290)	-	-
	167,378	195,183	(172,154)	(131,290)	-	59,117
	$ 364,733	$ 261,940	$ (172,154)	$ (131,290)	$ (1,667)	$ 321,562

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Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Complete details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2015, annual consolidated financial statements.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the nine-month periods ended May 31, 2016, and 2015 are as follows:

	Nine months ended May 31, 2016			Nine months ended May 31, 2015
	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration expenditures
Nevada:
Big Blue	$ -	$ -	$ -	$ 14,294	$ -	$ 14,294
General exploration	-	-	-	13,315	-	13,315
Iron Point	-	-	-	16,619	-	16,619
Kibby Flat	-	-	-	12,543	-	12,543
Mustang	-	-	-	17,552	-	17,552
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	17,147	-	17,147
	-	-	-	91,470	-	91,470

Alaska:
Willow Creek	28,415	-	26,445	79,484	-	79,484

Colombia:
Alliance expenditures	271,324	(189,927)	81,397	489,654	(342,758)	146,896
Prism Option	68,541	(68,541)	-	71,091	(71,091)	-
Pavo Real	-	-	-	-	-	-
General exploration	258,686	-	258,686	320,591	-	320,591
	598,551	(258,468)	340,083	881,336	(413,849)	467,487
TOTAL	$ 626,966	$ (258,468)	$ 368,498	$ 1,052,290	$ (413,849)	$ 638,441

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%, subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor US$
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015 (paid by Gold Torrent)	150,000
January 15, 2016 (paid by Gold Torrent)	150,000
January 15, 2017	150,000
January 15, 2018	150,000
January 15, 2019 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent, Inc. (“Gold Torrent”).

Gold Torrent has completed the Initial Earn-In Obligation prescribed under the Agreement, and have now elected to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project. Miranda and Gold Torrent are now drafting a definitive mining joint venture agreement (“Mining Venture Agreement”) for the formation of the joint venture that will incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016	$ 1,070,000 (completed)	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (any contributions over US$1,070,000 but under US$10,000,000) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”, over and above the US$10,000,000), if any. Any cash calls pursuant to the Mining Venture Agreement over the US$10,000,000 threshold (“Excess Amount”) shall be funded pro-rata among the partners – with the Mining Venture Agreement governing the procedure to be followed for any partner not funding these cash calls on a timely basis – up to and including dilution of the partners’ interest in the joint venture.

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska (continued)

Pursuant to the Mining Venture Agreement, Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup any Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped any Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and any Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda.

b)	Renshaw Royalty purchase

The Company has reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) instalment contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment made on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are generally consistent with those of the ‘A’ Royalty.

As at May 31, 2016, the Company has paid $66,757 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

c)	Colombia Strategic Alliance (“Agnico Alliance”)

Pursuant to the January 23, 2013, strategic alliance agreement, as amended, (“Amended Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico would share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The October 25, 2013 amendment reduced the three-year exploration budget from US$3.3 million down to US$2.025 million; and in consideration for this reduction, the area of interest in Colombia was reduced. The Agnico Alliance’s primary term was for a period of three years (January 23, 2013 to January 23, 2016) and was renewable thereafter by mutual consent.

Agnico has not renewed the Agnico Alliance and has allowed it to lapse.

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2016	As at August 31, 2015
Trade and other payables in Canada	$ 3,673	$ 53,044
Trade and other payables in the USA	9,691	22,213
Trade and other payables in Colombia	26,086	33,875
Funding partner funds held exclusively for expenditures in Colombia	-	162,711
Amounts payable and accrued liabilities to related parties	13,922	28,896

Total	$ 53,372	$ 300,739

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2016

There were no share issuances during the nine-month period ended May 31, 2016.

Fiscal 2015

There were no share issuances during the nine-month period ended May 31, 2015.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the nine-month period ended May 31, 2016, is as follows:

Number outstanding Aug 31, 2015	Granted	Exercised	Expired/ Cancelled	Number outstanding May 31, 2016	Exercise price per share	Expiry date	Weighted average remaining contractual life in years
1,230,000	-	-	(1,230,000)	-	$ 0.56	Sep. 26, 2015	-
50,000	-	-	(50,000)	-	$ 0.69	Dec. 1, 2015	-
1,315,000	-	-	(165,000)	1,150,000	$ 0.40	Oct. 21, 2016	0.39 yrs
1,205,000	-	-	(230,000)	975,000	$ 0.305	Sep. 24, 2017	1.32 yrs
952,500	-	-	(150,000)	802,500	$ 0.155	Oct. 17, 2018	2.38 yrs
1,240,000	-	-	(180,000)	1,060,000	$ 0.145	Sep. 3, 2019	3.26 yrs
100,000	-	-	-	100,000	$ 0.145	Feb. 16, 2020	3.72 yrs
-	1,525,000	-	-	1,525,000	$ 0.12	Jan. 28, 2021	4.67 yrs
-	300,000	-	-	300,000	$ 0.12	Apr. 25, 2021	4.90 yrs
6,092,500	1,825,000	-	(2,005,000)	5,912,500	$ 0.215	(weighted average)	2.72 yrs
			Exercisable	5,912,500	$ 0.215	(weighted average)	2.72 yrs

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

As at May 31, 2016, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.215. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at May 31, 2016, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of May 31, 2016, being $0.095.

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2016

During the nine-month period ended May 31, 2016, the Company recorded $92,225 in stock-based compensation expense as follows:

a)	$73,672 upon the immediate vesting of the 1,525,000 options granted on January 28, 2016; and
b)	$18,553 upon the immediate vesting of the 300,000 options granted on April 25, 2016

The fair value of the 1,525,000 options granted on January 28, 2016, was determined using a risk free interest rate of 0.44%, an expected volatility of 104%, an expected life of 3.0 years, and an expected dividend of zero for a total fair value of $73,672 or $0.048 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

The fair value of the 300,000 options granted on April 25, 2016, was determined using a risk free interest rate of 0.69%, an expected volatility of 97%, an expected life of 5.0 years, and an expected dividend of zero for a total fair value of $18,553 or $0.0618 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2015

During the nine-month period ended May 31, 2015, the Company recorded $132,307 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $7,530;
b)	immediate vesting of the 1,340,000 options granted September 3, 2014 of $117,769; and
c)	immediate vesting of the 100,000 options granted February 16, 2015 of $7,008

The fair value of the 1,340,000 options granted on September 3, 2014, was determined using a risk free interest rate of 1.45%, an expected volatility ranging from 84.03% to 84.67%, an expected life of ranging from 3.81 to 3.97 years, and an expected dividend of zero for a total fair value of $117,769 or $0.088 per option.

The fair value of the 100,000 options granted on February 16, 2015, was determined using a risk free interest rate of 0.65%, an expected volatility of 95.11%, an expected life of 3.81 years, and an expected dividend of zero for a total fair value of $7,008 or $0.0701 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

12

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the nine months ended May 31, 2016, is as follows:

Number outstanding August 31, 2015	Issued	Exercised	Expired/ Cancelled	Number outstanding May 31, 2016	Exercise price	Expiry date	Weighted average remaining life in yrs
20,835,800	-	-	-	20,835,800	$ 0.375	Dec. 19, 2017	1.55 yrs
20,835,800	-	-	-	20,835,800	$ 0.375	(weighted average)	1.55 yrs

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model, which was also amended so as to remain at $0.50 for the life of the warrants.

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited (“GO”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Goldnor Global Management Inc. (“GGMI”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Mine Development Associates (“MDA”) Geology & geo-technical consulting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2016	May 31, 2015	May 31, 2016	May 31, 2015
Consulting fees - GO	$ 33,190	$ 30,947	$ 95,084	$ 92,842
Consulting fees - GGMI	18,750	-	18,750	-
Consulting fees - MDA	-	-	-	1,746
Office & general expenses - GO	1,331	793	4,734	3,352
Total	$ 53,271	$ 31,740	$ 118,568	$ 96,194

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

13

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

b)	Compensation of directors and members of key management personnel (CEO, CFO, Executive VP, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the nine-month period ended May 31, 2016, and 2015 were as follows:

	Three months ended		Nine months ended
	May 31, 2016	May 31, 2015	May 31, 2016	May 31, 2015
Consulting fees	$ 51,940	$ 30,947	$ 113,834	$ 94,588
Salaries and benefits (1)	93,311	127,809	355,080	383,425
Directors fees	9,360	10,176	28,080	27,597
Share based compensation	18,553	-	83,771	87,747
Total	$ 173,164	$ 168,932	$ 580,765	$ 593,357

(1) – a portion of salaries are included in exploration and evaluation expenditures

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: the Alaska project in the United States; and various projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets, and geographical exploration expenditures.

15.	Management of Capital

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk. The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months and beyond.

14

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended May 31, 2016

(Unaudited - stated in Canadian dollars)

16.	SuBSEQUENT EVENT

On June 23, 2016, the Company closed a non-brokered private placement for gross proceeds of $2,622,650 from the sale of 29,140,555 units at a price of $0.09 per unit (a “Unit”). Each Unit comprised one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $0.12 until June 23, 2021. The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to October 23, 2016 will be restricted from trading until October 24, 2016. The Company paid finders’ fees of $47,277 in cash.

15

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2016

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the nine months ended May 31, 2016 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2015, and 2014 all of which are available on the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to July 22, 2016.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while preserving its treasury.

The highlights of the Company’s activities in the three and nine months ended May 31, 2016, and up to the date of this MD&A, include:

  On September 8, 2015, Miranda transferred its 100% interest in the Mustang Project located in Nye County, Nevada, to Nevada North Resources, a private company owned by Larie Richardson (“Nevada North”) for a retained 1.0% Net Smelter Return Royalty. Nevada North has paid the Bureau of Land Management fees required to maintain the project from August 31, 2015 through September 1, 2016;
  On September 14, 2015, Miranda reached an agreement to purchase from Daniel Renshaw (“Renshaw”) his 3.3% royalty held on the Willow Creek, Alaska project. Miranda holds the Willow Creek project under lease from Alaska Hardrock, Inc.;
  On October 9, 2015, Miranda signed an option agreement (Mining Lease) with Activos Mineros de Colombia SAS (“Activos”) to acquire 6 applications that are contiguous with four existing Miranda applications comprising the Antares Project, Colombia;
  On January 23, 2016, Agnico Eagle Mines Limited (“Agnico”) allowed the Agnico Alliance to lapse. The term of the original agreement was 3-years. Over the 3-year life of the Agnico Alliance, Agnico contributed US$1,417,500 to Alliance exploration activities, which represents 70% of the overall budget of US$2,025,000, while Miranda contributed US$607,500 (30%) to Alliance activities over the same 3-year period;
  On January 28, 2016, the Company held its annual general meeting of shareholders. The following Company directors were appointed for the ensuing year: Kenneth Cunningham, Joseph Hebert, James Cragg and Kevin Nishi. Following the annual shareholder meeting, the Directors named Joseph Hebert as President and Chief Executive Officer; Kenneth Cunningham as Chair; Len Goldsmith as Chief Financial Officer; and Doris Meyer as Secretary;
  On January 28, 2016, the Directors granted stock options to directors, officers, employees and consultants on 1,525,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.12 per share, which was a significant premium to the last closing price of the Company’s shares prior to the date of grant. The options granted vest immediately;
  On March 7, 2016, Doris Meyer retired as the Company’s Corporate Secretary and Len Goldsmith, the current CFO, was named Corporate Secretary;
  On April 14, 2016, the Company filed an updated 43-101 technical report on the Willow Creek project; and
  On June 23, 2016, the Company closed a non-brokered private placement with aggregate gross proceeds of $2,622,650 from the sale of 29,140,555 units at a price of $0.09 per unit (a “Unit”). Each Unit comprised one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of the Company at a price of $0.12 until June 23, 2021.

2

Miranda Gold Corp.

Management Discussion and Analysis

for the nine months ended May 31, 2016

Alaska – Willow Creek Project Update

On April 13, 2016, Miranda filed an updated 43-101 technical report titled “National Instrument 43-101 Technical Report: Mineral Resource Estimate for the Willow Creek Project, Matanuska-Susitna Borough, Alaska, USA” prepared by Hard Rock Consulting (“HRC”), Lakewood, Colorado, with and effective date of February 1, 2016 (1).

Highlights of the Report are:

•	The updated Measured and Indicated resource is 206,600 tonnes at an average grade of 18.3 g Au/t containing 121,500 troy ounces gold and an additional 59,000 tonnes Inferred at an average grade of 18.5 g Au/t containing 35,100 troy ounces. A cutoff of 5.0 g Au/t is used for all categories.

The mineral resource is summarized in the table below:

Classification	Tonnes (x1000)	Gold		Silver
		g/t	oz.	g/t	oz.
Measured	57.9	26.8	49,900	2.5	4,700
Indicated	148.6	15.0	71,600	1.6	7,400
Measured + Indicated	206.6	18.3	121,500	1.8	12,100
Inferred	59.0	18.5	35,100	1.5	2,900

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves.

** The mineral resource estimate was prepared by HRC based on data and information available as of February 1, 2016. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, historical recoveries, and a $1,265/oz gold price.

•	The resource estimate is derived from a three dimensional block model within portions of eight sub-parallel veins in the Coleman area and two sub-parallel veins in the Lucky Shot area. The Coleman and Lucky Shot mines provided the bulk of historic production on the Willow Creek Project. The block model incorporates assays from 132 core holes drilled from surface between 2005 and 2009. The veins have and average thickness of 0.83 meters.

•	The resource occurs both up and down-dip of the historic Coleman workings and down-dip of the adjacent historic Lucky Shot workings.

•	There is excellent potential for extending mineralization down-dip and along strike from historic workings. The Murphy area, drilled in 2006 and 2007 extends the strike of the mineralized vein system to 1800 meters, or 600 meters beyond historic workings. Two of five holes drilled in the Murphy show high-grade mineralization (up to 0.98 meters at 54.6 g Au/t) 300 meters below the surface. The Murphy area mineralization is not delineated but it supports significant upside potential near historic workings. Structural analysis on the Murphy drilling indicates the same vein geometry and grade trends as the vein segments mined adjacent to the west. The Murphy high-grade intercepts are the deepest mineralization known on the project, and they support the potential for deeper mineralization - which is typical of mesothermal veins.

•	In 2014, Miranda completed a 234-station soil grid on Bullion Mountain centered approximately 2 kilometers east from the Coleman and Lucky Shot mines. The highlight of this work was the discovery of three quartz vein sub-crops that assayed 50.74 g Au/t, 17.05 g Au/t and 18.5 g Au/t. These anomalies strongly suggest that the Willow Project veins extend as faulted segments from the Coleman and Lucky Shot mines 4 kilometers to Bullion Mountain. The Bullion Mine produced 77,000 ounces at an average grade of 48 g Au/t and we believe that the mineralized vein sub-crops likely represent fault offset continuations of the Bullion vein.

•         The resource occurs on private surface patented claims. Permits will be issued by the State of Alaska.

3 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Project Details

The Willow Creek Project is being advanced through a joint venture partnership between Gold Torrent, Inc. (“Gold Torrent”) and Miranda. Gold Torrent is currently earning into a maximum 70% equity interest through funding US$10M in expenditures, most of which is directed toward a fast-track development plan. Gold Torrent intends to complete a preliminary feasibility study (“PFS”) in 2016.

Willow is located 166 km by road north from Anchorage, Alaska. The project area is east of the town of Willow and can be accessed by a well-maintained gravel road. The project covers the majority of the historic Willow Creek mining district and contains 43 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 4,290 hectares. Numerous historical mines occur on the property including the Coleman, Lucky Shot, War Baby, and Gold Bullion Mines. These mines likely exploit faulted segments of the same vein system extending over 4 kilometers. The Murphy high-grade drill intercepts represent an unexploited vein segment adjacent to the War Baby. Historic production from land now controlled by Miranda is estimated at greater than 500,000 ounces at 41.14 g Au/t (2) from approximately 1.6km strike of exploited veins.

At Willow, gold is found in shallow dipping mesothermal quartz veins. Gold is predominantly free and associated with telluride. Very little gold is occluded in sulfide, and historic milling recovered more than 85% of contained gold through gravity separation, demonstrating very favorable metallurgy, and possibly non-chemical processing for modern operations.

-------

(1) The updated mineral resource estimate for the Willow Creek project was completed by Zachary J. Black, SME-RM, of HRC.

(2) Stoll, W. M., 1997, Hunting for Gold in Alaska’s Talkeetna Mountains 1897-1951, Henry Publishing Co, Greensburg, PA

-------

Definitive Agreement with Gold Torrent

Effective November 5, 2014, Miranda signed an Exploration and Option to Enter a Joint Venture Agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent.

Miranda and Gold Torrent ultimately desire to form a limited liability joint venture on Gold Torrent’s completion of its initial work commitment obligation in the amount of US$1,070,000 (the “Initial Earn-In Obligation”), which is a firm and unconditional obligation. Gold Torrent has attained this milestone, and is now organizing a limited liability joint venture company.

The term of the Agreement begins on November 5, 2014, and continues to and until the first amended extension of the effective date (now May 5, 2016), unless sooner accelerated, terminated or extended as provided in the Agreement.

Gold Torrent has completed the Initial Earn-In Obligation and has elected to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project. Miranda and Gold Torrent are now drafting a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016 (met)	$ 1,070,000	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (any contributions over US$1,070,000 but under US$10,000,000) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”, over and above the US$10,000,000), if any. Any cash calls pursuant to the Mining Venture Agreement over the US$10,000,000 threshold (“Excess Amount”) shall be funded pro-rata among the partners – with the Mining Venture Agreement governing the procedure to be followed for any partner not funding these cash calls on a timely basis – up to and including dilution of the partners’ interest in the joint venture.

Pursuant to the Mining Venture Agreement, Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup any Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped any Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and any Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda.

4 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Renshaw Royalty purchase

The Company has reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, which is planned for initial development and production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) installment contracts, with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are generally consistent with those of the ‘A’ Royalty.

As at May 31, 2016, the Company has paid $66,757 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

5 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Colombia Update

Miranda maintains three active projects in Colombia: Antares, Cerro Oro, and Oribella. Cerro Oro is subject to an exploration funding agreement with Prism Resources. Miranda is conducting surface exploration on the other properties to define drill targets for potential joint venture partners.

Miranda continues to refine its Colombia exploration models including a re-focus towards epithermal gold vein and replacement systems with higher grade potential. Recently Miranda began evaluating a stratiform copper-silver province through reconnaissance and evaluations of third party projects. This province displays values commonly of 1.5 to 2.5% copper and are the first reported occurrence of these systems in Colombia.

Miranda is actively seeking funding partners for its Colombia projects – Antares and Oribella.

Miranda reduced its permanent staff in Colombia effective December 31, 2015. Reductions included two geologists and its GIS / data manager. The GIS manager may require a permanent or contract replacement in the future. . The laid-off geologists will be back-filled by experienced contract geologists on an “as-needed” basis, to conserve cash and reduce the ongoing monthly cash outlay.

Qualified Person

The updated mineral resource estimate for the Willow Creek project was completed by Zachary J. Black, SME-RM, of HRC. Mr. Black has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral resource estimate. Mr. Black is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral resource estimate presented in this MD&A, which is identical to the information presented in our News Release dated April 14, 2016. Mr. Black reviewed the content of the April 14, 2016 news release, and has consented to the information provided in the form and context in which it appears.

The data disclosed in this MD&A has also been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

6 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Results of Operations

For the three and nine months ended May 31, 2016, and 2015

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015
	$	$	$	$
Loss for the period	460,461	478,175	1,271,692	1,588,982
Exploration and evaluation expenditures	175,175	315,860	626,966	1,052,290

	Decrease is due to management’s focus on the Colombia projects and the exit from Nevada		Decrease is due to management’s focus on the Colombia projects and the exit from Nevada

Exploration and evaluation expenditure recoveries	(23,524)	(146,882)	(258,468)	(413,849)

	Decrease is due to the termination of the Agnico Alliance, and related recoveries		Decrease is due to the termination of the Agnico Alliance, and related recoveries

Office rent, telephone, secretarial, and sundry	9,084	38,536	51,712	121,408

	Reductions are due to savings related to the close of the Elko, Nevada exploration office

Stock-based compensation	18,553	-	92,225	132,307

	Increase is due to options granted and vesting in the current period		Decrease is due to the reduced “per option” fair value of vesting options

Travel and business promotion	10,284	16,517	47,945	59,246

	Slight decrease is due to management’s efforts to reduce the annual cash expenditures and focus on a select few conferences

Wages and benefits	61,748	117,936	271,481	325,289

	Reduction is due to the reduced salary being paid to the former CEO (Ken Cunningham) on his move to Chairman of the Board, and the promotion of Joseph Hebert to CEO. The Company has not filled the Executive Vice President role formerly occupied by Mr. Hebert

7 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31, 2016 $	February 29, 2016 $	November 30, 2015 $	August 31, 2015 $	May 31, 2015 $	February 28, 2015 $	November 30, 2014 $	August 31, 2014 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(460,461)	(548,882)	(262,349)	(278,194)	(478,175)	(525,935)	(584,872)	(627,848)
Basic and diluted loss per share	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some cases the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the immediate future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2016 fiscal year with cash of $2,901,091. In the nine months ended May 31, 2016, the Company expended $1,210,975 on operating activities; received $314,392 on investing activities while expending $263,621 on investing activities; with a $15,330 positive effect of foreign exchange on cash, to end on May 31, 2016, with $1,756,217 in cash.

On June 23, 2016, the Company closed a non-brokered private placement with aggregate gross proceeds of $2,622,650 from the sale of 29,140,555 units at a price of $0.09 per unit (a “Unit”). Each Unit comprised one common share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one additional common share of Miranda at a price of $0.12 until June 23, 2021. The common shares issued, and any common shares issued pursuant to the exercise of Warrants prior to October 23, 2016 will be restricted from trading until October 24, 2016. The Company paid finder’s fees to persons who introduced it to investors of $49,707 cash.

8 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

	For the three months ended		For the nine months ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015
	$	$	$	$
Change in cash for the period	(294,996)	(656,742)	(1,144,874)	(1,496,549)
Cash used in operating activities	(341,787)	(623,652)	(1,210,975)	(1,578,637)

Cash (used in) provided by investing activities	112,591	(112,970)	50,771	(31,171)
- including cash used to purchase exploration and evaluation assets	(146,387)	(160,403)	(261,940)	(160,403)
- including cash recovered from funding partners for E&E assets	118,421	40,305	172,154	91,351
- including cash used to purchase equipment	(1,681)	(26,762)	(1,681)	(28,856)
- including proceeds from the sale of surplus equipment	-	2,200	-	35,047
- including proceeds from the sale of marketable securities	142,238	31,690	142,238	31,690

Effect of foreign exchange on cash	(65,800)	79,880	15,330	113,259

At the date of this MD&A, the Company has 5,912,500 stock options outstanding, all of which are exercisable, and 49,976,355 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these.

With continued careful management, the Company has sufficient cash to meet its obligations as they come due beyond the next twelve months, and likely beyond the next thirty-six months.

9 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited (“GO”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Goldnor Global Management Inc. (“GGMI”) Consulting as CFO, Corporate Secretary,

corporate compliance services and

financial reporting

Mine Development Associates (“MDA”) Geology & geo-technical consulting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount, which is determined on a cost recovery basis.

	Three months ended		Nine months ended
	May 31, 2016	May 31, 2015	May 31, 2016	May 31, 2015
Consulting fees - GO	$ 33,190	$ 30,947	$ 95,084	$ 92,842
Consulting fees - GGMI	18,750	-	18,750	-
Consulting fees - MDA	-	-	-	1,746
Office & general expenses - GO	1,331	793	4,734	3,352
Total	$ 53,271	$ 31,740	$ 118,568	$ 96,194

Advances held by employees in the USA at May 31, 2016, amounted to $5,244 (August 31, 2015 - $5,263) and accounts payable and accrued liabilities to related parties at May 31, 2016, amounted to $13,922 (August 31, 2015 - $28,896).

b)	Compensation of directors and members of key management personnel (CEO, CFO, Executive VP, Corporate Secretary):

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the three and nine-month periods ended May 31, 2016 and 2015 were as follows:

	Three months ended		Nine months ended
	May 31, 2016	May 31, 2015	May 31, 2016	May 31, 2015
Consulting fees	$ 51,940	$ 30,947	$ 113,834	$ 94,588
Salaries and benefits (1)	93,311	127,809	355,080	383,425
Directors fees	9,360	10,176	28,080	27,597
Share based compensation	18,553	-	83,771	87,747
Total	$ 173,164	$ 168,932	$ 580,765	$ 593,357

(1) – a portion of salaries are included in exploration and evaluation expenditures

10 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	May 31, 2016	August 31, 2015
Cash	FVTPL	$ 1,756,217	$ 2,901,091
Amounts receivable	Loans and receivables	15,056	38,337
Marketable securities	Available-for-sale	29,000	122,000
Advances	Loans and receivables	17,743	28,267
Accounts payable and accrued liabilities	Other liabilities	(53,372)	(300,739)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at May 31, 2016
	Level 1	Level 2	Level 3
Cash	$ 1,756,217	$ -	$ -	$ 1,756,217
Available-for-sale securities	29,000	-	-	29,000
Total	$ 1,785,217	$ -	$ -	$ 1,785,217

11 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

Balances at May 31, 2016, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	1,112,467	106,319,478	1,503,523
Advances and deposits	4,000	29,479,513	17,743
	1,116,467	135,798,991	1,521,266
Accounts payable and accrued liabilities	(15,301)	(61,522,928)	(46,146)
Net foreign currency monetary assets	1,101,166	74,276,063	1,475,120

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $147,500 in the period.

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

11 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2015, dated as of December 17, 2015, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

12 Miranda Gold Corp. Management Discussion and Analysis for the nine months ended May 31, 2016

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at May 31, 2016	74,240,252	20,835,800	5,912,500
Non-brokered private placement completed June 23, 2016	29,140,555	29,140,555	-
Balance as of the date of this MD&A	103,380,807	49,976,355	5,912,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.